February 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Jan Woo

Re:	Viant Technology Inc.

Registration Statement on Form S-1 (File No. 333-252117)

Dear Ms. Woo:

Viant Technology Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252117) (the “Registration Statement”) be accelerated and that it be declared effective February 9, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Stewart McDowell at (415) 393-8322.

Sincerely,

/s/ Larry Madden

Larry Madden

Chief Financial Officer

cc:	Stewart L. McDowell, Gibson, Dunn & Crutcher LLP